SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. By: /s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: July 27, 2012

FEMSA Retains Revenue Momentum with

Double Digit Growth in 2Q12

Monterrey, Mexico, July 27, 2012 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the second quarter of 2012 under International Financial Reporting Standards (“IFRS”).

Second Quarter 2012 Highlights:

•	FEMSA consolidated total revenues and income from operations grew 22.9% and 13.0%, respectively, compared to the second quarter of 2011, reflecting growth at FEMSA Comercio and Coca-Cola FEMSA. On an organic basis total revenues and income from operations grew 16.3% and 6.9%, respectively.

•	Coca-Cola FEMSA total revenues and income from operations increased 27.9% and 7.8%, respectively, compared to the second quarter of 2011. On an organic basis total revenues grew 16.5% and income from operations decreased 0.5%.

•	FEMSA Comercio achieved total revenues growth of 17.1% and income from operations growth of 27.2%, compared to the second quarter of 2011, driven by new store openings and 7.8% growth in same-store sales.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “Our performance in the second quarter was mixed. On the one hand, FEMSA Comercio delivered strong revenue growth, driven by dynamic same-store sales and new store openings, while margins continued to expand. On the other hand, Coca-Cola FEMSA faced a challenging environment and made the most of it. Top-line growth was achieved through pricing, but we continued to see short-term pressure on margins, particularly in Mexico, reflecting among other things raw material and FX pressures, difficult weather comparisons, and the expenses related with the integration of our new territories in Mexico.

On the strategic front, we are excited about Jugos del Valle's recently announced acquisition of Santa Clara, a well-known, premium Mexican dairy company, building on the positive learnings from our Estrella Azul dairy operation in Panama, and Coca-Cola FEMSA continues to advance on the due diligence process in the Philippines. So all in all, we have reason to be optimistic about the second half of this year, and beyond.”

FEMSA Consolidated

Total revenues increased 22.9% compared to 2Q11 to Ps. 59.586 billion in 2Q12. Coca-Cola FEMSA and FEMSA Comercio drove the incremental consolidated revenues. On an organic basis total revenues increased 16.3% compared to 2Q11. For the first half of 2012, consolidated total revenues increased 24.4% compared to the same period in 2011 to Ps. 113.854 billion. On an organic basis, total revenues for the first half of 2012 increased 18.5% compared to the same period in 2011.

Gross profit increased 24.7% compared to 2Q11 to Ps. 24.993 billion in 2Q12. Gross margin increased 50 basis points compared to the same period in 2011 to 41.9% of total revenues, driven by FEMSA Comercio and by the acquisition-driven growth of Coca-Cola FEMSA which has higher margins than FEMSA Comercio.

For the first half of 2012, gross profit increased 25.8% compared to the same period in 2011 to Ps. 47.189 billion. Gross margin increased 40 basis points compared to the same period in 2011 to 41.4% of total revenues, again driven by FEMSA Comercio and by the acquisition-driven growth of Coca-Cola FEMSA which has higher margins than FEMSA Comercio.

Income from operations increased 13.0% as compared to 2Q11 to Ps. 6.686 billion in 2Q12. On an organic basis income from operations increased 6.9% compared to the same period in 2011. Consolidated operating margin decreased 100 basis points compared to 2Q11 to 11.2% of total revenues in 2Q12, reflecting additional expenses at Coca-Cola FEMSA including among others: (i) Acquisition-related expenses in Mexico, (ii) higher labor costs in Venezuela and Argentina, iii) higher freight costs in Argentina and Brazil and iv) development of information systems.

For the first half of 2012, income from operations increased 14.1% compared to the same period in 2011 to Ps. 11.965 billion. Our consolidated operating margin year-to-date was 10.5% as a percentage of total revenues, a decrease of 100 basis points as compared to the same period of 2011.

The effective income tax rate was 23.5% in 2Q12 compared to 32.4% in 2Q11 resulting from a tax shield related to interests on capital, included in a dividend declared in the South America Division of Coca-Cola FEMSA.

Net consolidated income increased 28.8% compared to 2Q11 to Ps. 5.437 billion in 2Q12, as a result of (i) growth in FEMSA’s income from operations, (ii) the effect of the devaluation of the Mexican Peso on the US Dollar-denominated component of our cash position, and (iii) a lower effective income tax rate.

For the first half of 2012, net consolidated income increased 22.3% to Ps. 9.229 billion compared to the same period of 2011, primarily as a result of growth in income from operations.

Net majority income for 2Q12 was Ps. 1.09 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.81 for the second quarter of 2012. For the first half of 2012, net majority income per FEMSA Unit1 was Ps. 1.75 (US$ 1.30 per ADS).

Capital expenditures amounted to Ps. 3.164 billion in 2Q12, reflecting incremental investments at Coca-Cola FEMSA and FEMSA Comercio.

Our consolidated balance sheet as of June 30, 2012 recorded a cash balance of Ps. 27.494 billion (US$ 2.050 billion), an increase of Ps. 324 million (US$ 24.2 million) compared to December 31, 2011. Short-term debt was Ps. 1.910 billion (US$ 142.4 million), while long-term debt was Ps. 25.574 billion (US$ 1.907 billion). Our consolidated net cash balance was Ps. 10 million (US$ 0.7 million).

[1]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2012 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	July 27, 2012

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 17.1% compared to 2Q11 to Ps. 22.209 billion in 2Q12, mainly driven by the opening of 290 net new stores in the quarter reaching 1,026 total net new store openings for the last twelve months. As of June 30, 2012, FEMSA Comercio had a total of 9,989 convenience stores. Same-store sales increased an average of 7.8% for the second quarter of 2012 over 2Q11, reflecting a 3.7% increase in store traffic and a 3.9% increase in average customer ticket.

For the first half of 2012, total revenues increased 17.6% compared to the same period in 2011 to Ps. 41.242 billion. FEMSA Comercio’s same-store sales increased an average of 7.9% compared to the same period in 2011, driven by a 4.8% increase in store traffic and a 3.0% increase in average customer ticket.

Gross profit increased by 18.9% in 2Q12 compared to 2Q11, resulting in a 60 basis point gross margin expansion to 34.5% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, (ii) a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and (iii) a better execution of segmented pricing strategies across markets. For the first half of 2012, gross margin expanded by 70 basis points compared to the same period in 2011 to 33.5% of total revenues.

Income from operations increased 27.2% over 2Q11 to Ps. 1.830 billion in 2Q12. Operating expenses increased 16.5% to Ps. 5.822 billion, reflecting the growing number of stores as well as incremental expenses relating to, among other things, the continued strengthening of FEMSA Comercio’s organizational structure and a rise in electricity tariffs. Operating margin expanded 60 basis points compared to 2Q11, to 8.2% of total revenues in 2Q12. For the first half of 2012, income from operations increased 27.2% compared to the same period in 2011 to Ps. 2.630 billion, resulting in an operating margin of 6.4%, which represents a 50 basis point expansion from the same period in the prior year.

3	July 27, 2012

CONFERENCE CALL INFORMATION:

Our Second Quarter of 2012 Conference Call will be held on: Friday July 27, 2012, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 500-0920 International: (719) 325-2336, Conference Id: 5082934. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican Pesos into US Dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York for June 30, 2012, which was 13.4110 Mexican Pesos per US Dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release follow.

4	July 27, 2012

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the second quarter of:						For the first six months of:
	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)
Total revenues	59,586	100.0	48,465	100.0	22.9	16.3	113,854	100.0	91,535	100.0	24.4	18.5
Cost of sales	34,593	58.1	28,417	58.6	21.7		66,665	58.6	54,033	59.0	23.4
Gross profit	24,993	41.9	20,048	41.4	24.7		47,189	41.4	37,502	41.0	25.8
Administrative expenses	2,661	4.5	2,016	4.2	32.0		5,005	4.4	3,857	4.2	29.8
Selling expenses	15,544	26.0	12,073	24.9	28.8		30,195	26.5	23,105	25.2	30.7
Other Operating expenses (income), net (1)	102	0.2	43	0.1	N.A.		24	-	51	0.1	(52.9)
Income from operations(2)	6,686	11.2	5,916	12.2	13.0	6.9	11,965	10.5	10,489	11.5	14.1	8.8
Other Non-Operating expenses (income)	501		95		N.A.		275		148		85.8
Interest expense	571		534		6.9		1,188		1,016		16.9
Interest income	189		257		(26.5)		364		459		(20.7)
Interest expense, net	382		277		37.9		824		557		47.9
Foreign exchange (loss) gain	404		(107)		N.A.		(54)		(287)		(81.2)
Other net finance results gain (loss)	(4)		6		N.A.		23		82		(72.0)
Integral result of financing	18		(378)		N.A.		(855)		(762)		12.2
Income before income tax	6,203		5,443		14.0		10,835		9,579		13.1
Income tax	1,456		1,762		(17.4)		2,923		3,128		(6.6)
Participation in Heineken results(3)	690		540		27.8		1,317		1,098		19.9
Net consolidated income	5,437		4,221		28.8		9,229		7,549		22.3
Net majority income	3,897		2,844		37.0		6,259		5,035		24.3
Net minority income	1,540		1,377		11.8		2,970		2,514		18.1

	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)
Operative Cash Flow & CAPEX
Income from operations	6,686	11.2	5,916	12.2	13.0	6.9	11,965	10.5	10,489	11.5	14.1	8.8
Depreciation	1,750	2.9	1,341	2.8	30.5		3,470	3.0	2,618	2.9	32.5
Amortization & other non-cash charges	442	0.8	168	0.3	N.A.		683	0.7	313	0.3	N.A.
Operative Cash Flow (EBITDA)	8,878	14.9	7,425	15.3	19.6	12.2	16,118	14.2	13,420	14.7	20.1	13.6
CAPEX	3,164		2,946		7.4		5,326		4,246		25.4

Financial Ratios	2012 (A)		2011		Var. p.p.
Liquidity(4)	1.48		1.54		(0.06)
Interest coverage(5)	23.24		26.81		(3.56)
Leverage(6)	0.38		0.37		0.01
Capitalization(7)	12.60%		13.35%		(0.75)

(A) We integrated the beverage divisions of Grupo Tampico, Grupo CIMSA and FOQUE in Coca Cola FEMSA´s operations since October 2011, December 2011 and May 2012, respectively.
(B) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(1) Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.
(2) Income from operations = Gross profit - Administrative and selling expenses - Other operating expenses (income), net.
(3) Represents the equity method participation in Heineken´s results, net.
(4) Total current assets / total current liabilities.
(5) Income from operations + depreciation + amortization & other / interest expense, net.
(6) Total liabilities / total stockholders' equity.
(7) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

5	July 27, 2012

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS	Jun-12	Dec-11	% Var.
Cash and cash equivalents	27,494	27,170	1.2
Accounts receivable	8,931	10,498	(14.9)
Inventories	14,543	14,360	1.3
Other current assets	8,134	6,913	17.7
Total current assets	59,102	58,941	0.3
Investments in shares	73,724	78,643	(6.3)
Property, plant and equipment, net	56,531	54,282	4.1
Intangible assets (1)	68,864	62,962	9.4
Other assets	8,391	8,816	(4.8)
TOTAL ASSETS	266,612	263,644	1.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	588	638	(7.8)
Current maturities of long-term debt	1,322	4,935	(73.2)
Interest payable	215	216	(0.5)
Operating liabilities	37,889	32,494	16.6
Total current liabilities	40,014	38,283	4.5
Long-term debt (2)	25,574	23,137	10.5
Labor liabilities	2,757	2,584	6.7
Other liabilities	5,682	7,646	(25.7)
Total liabilities	74,027	71,650	3.3
Total stockholders’ equity	192,585	191,994	0.3
LIABILITIES AND STOCKHOLDERS’ EQUITY	266,612	263,644	1.1

	June 30, 2012
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	56.6%	6.8%
Dollars	35.3%	3.6%
Colombian pesos	3.6%	6.9%
Argentine pesos	3.1%	18.3%
Brazilian Reais	1.4%	9.3%
Total debt	100.0%	6.0%

Fixed rate(2)	60.3%
Variable rate(2)	39.7%

% of Total Debt	2012	2013	2014	2015	2016	2017	2018+
DEBT MATURITY PROFILE	4.2%	17.2%	15.9%	10.5%	9.2%	9.1%	33.9%

(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of derivative financial instruments on long-term debt.

6	July 27, 2012

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the second quarter of:						For the first six months of:
	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)
Total revenues	36,295	100.0	28,388	100.0	27.9	16.5%	70,356	100.0	54,390	100.0	29.4	19.5%
Cost of sales	19,593	54.0	15,348	54.1	27.7		38,191	54.3	29,481	54.2	29.5
Gross profit	16,702	46.0	13,040	45.9	28.1		32,165	45.7	24,909	45.8	29.1
Administrative expenses	1,777	4.9	1,275	4.5	39.4		3,331	4.7	2,440	4.5	36.5
Selling expenses	10,160	28.0	7,357	25.9	38.1		19,752	28.1	14,223	26.1	38.9
Other Operating expenses (income), net	51	0.1	35	0.1	45.7		(11)	-	39	0.1	N.A.
Income from operations	4,714	13.0	4,373	15.4	7.8	-0.5%	9,093	12.9	8,207	15.1	10.8	4.1%
Depreciation	1,230	3.4	904	3.2	36.1		2,444	3.5	1,755	3.2	39.3
Amortization & other non-cash charges	365	1.0	107	0.4	N.A.		532	0.8	182	0.4	N.A.
Operative Cash Flow	6,309	17.4	5,384	19.0	17.2	7.0%	12,069	17.2	10,144	18.7	19.0	10.4%
CAPEX	1,969		1,814		8.5		3,243		2,447		32.6

Sales volumes
(Millions of unit cases)
Mexico and Central America	504.3	65.5	402.2	60.4	25.4	-1.0%	916.8	62.2	733.9	57.8	24.9	1.0%
South America	265.7	34.5	263.4	39.6	0.9	0.9%	556.3	37.8	536.6	42.2	3.7	3.7%
Total	770.0	100.0	665.6	100.0	15.7	-0.2%	1,473.1	100.0	1,270.5	100.0	15.9	2.1%

(A) We integrated the beverage divisions of Grupo Tampico, Grupo CIMSA and FOQUE in Coca Cola FEMSA´s operations since October 2011, December 2011 and May 2012, respectively.

(B) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

7	July 27, 2012

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the second quarter of:					For the first six months of:
	2012	% of rev.	2011	% of rev.	% Var.	2012	% of rev.	2011	% of rev.	% Var.
Total revenues	22,209	100.0	18,973	100.0	17.1	41,242	100.0	35,083	100.0	17.6
Cost of sales	14,557	65.5	12,538	66.1	16.1	27,434	66.5	23,588	67.2	16.3
Gross profit	7,652	34.5	6,435	33.9	18.9	13,808	33.5	11,495	32.8	20.1
Administrative expenses	421	1.9	351	1.8	19.9	807	2.0	685	2.0	17.8
Selling expenses	5,354	24.2	4,642	24.5	15.3	10,351	25.1	8,738	24.9	18.5
Other Operating expenses (income), net	47	0.2	3	-	N.A.	20	-	5	-	N.A.
Income from operations	1,830	8.2	1,439	7.6	27.2	2,630	6.4	2,067	5.9	27.2
Depreciation	475	2.1	404	2.1	17.6	934	2.3	801	2.3	16.6
Amortization & other non-cash charges	74	0.4	40	0.2	85.0	115	0.2	79	0.2	45.6
Operative Cash Flow	2,379	10.7	1,883	9.9	26.3	3,679	8.9	2,947	8.4	24.8
CAPEX	1,120		921		21.6	1,847		1,641		12.6

Information of OXXO Stores
Total stores						9,989		8,963		11.4
Net new convenience stores	290		342		(15.2)	428	(2)	537	(2)	(20.3)

Same store data: (1)
Sales (thousands of pesos)	721.8		669.8		7.8	677.8		628.3		7.9
Traffic (thousands of transactions)	26.7		25.7		3.7	25.7		24.5		4.8
Ticket (pesos)	27.1		26.1		3.9	26.4		25.6		3.0

(1) Monthly average information per store, considering same stores with more than 12 months of operations.
(2) For the last twelve months for each period.

8	July 27, 2012

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Jun-12		Jun-11

	2Q 2012	LTM June-12	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	-0.17%	4.34%	13.65	1.0000	11.84	1.0000
Colombia	0.53%	3.19%	1,784.60	0.0077	1,780.16	0.0067
Venezuela	3.82%	21.33%	4.30	3.1751	4.30	2.7532
Brazil	1.08%	4.92%	2.02	6.7546	1.56	7.5837
Argentina	2.38%	9.90%	4.53	3.0159	4.11	2.8805
Euro Zone	0.25%	2.35%	0.81	16.8678	0.70	16.9899

9	July 27, 2012

2012 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS

	Second Quarter				YTD
	2012	2011	Reported Δ%	Excluding M&A Effects Δ%(5)	2012	2011	Reported Δ%	Excluding M&A Effects Δ%(5)
Total Revenues	36,295	28,388	27.9%	16.5%	70,356	54,390	29.4%	19.5%
Gross Profit	16,702	13,040	28.1%		32,165	24,909	29.1%
Operating Income	4,714	4,373	7.8%	-0.5%	9,093	8,207	10.8%	4.1%
Net Controlling Interest Income	2,713	2,749	-1.3%		5,393	4,958	8.8%
Operative cash flow(1)	6,309	5,384	17.2%	7.0%	12,069	10,144	19.0%	10.4%
Net Debt (2)	11,997	10,344	16.0%
Net Debt / Operative cash flow (3)	0.49	0.44
Operative cash flow/ Interest Expense, net (3)	18.70	21.31
Earnings per Share (3)	5.61	5.76
Capitalization (4)	18.1%	20.5%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)
(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

• Reported total revenues reached Ps. 36,295 million in the second quarter of 2012, an increase of 27.9% as compared to the second quarter of 2011, mainly as a result of double-digit revenue growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican territories. Excluding the recently integrated territories in Mexico, total revenues increased 16.5%.
• Reported consolidated operating income grew 7.8% to Ps. 4,714 million for the second quarter of 2012, driven by double-digit growth in our South America division and the integration of the new territories in Mexico. Our reported operating margin was 13.0% in the second quarter of 2012.
• Reported consolidated net controlling interest income reached Ps. 2,713 million in the second quarter of 2012.

Mexico City (July 24, 2012), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the second quarter of 2012.

"In the face of bad weather conditions in several markets and ongoing currency and commodity volatility, we produced positive results for the second quarter. Consistent with our strategic framework, we continue to pursue growth through accretive mergers and acquisitions. As of May 2012, we started the integration of Grupo Fomento Queretano into our Mexican operations. In fact, we are fully on track to meet our previously announced net synergy targets for our series of mergers announced in 2011. Moreover, during the quarter, we initiated the on-the-ground evaluation process of The Coca-Cola Company's bottling franchise in the Philippines. Furthermore, through Jugos del Valle, our joint venture for non-carbonated products with our partner, The Coca-Cola Company, we took an additional step to reinforce our portfolio with the announcement of the acquisition of Santa Clara, a significant player in the milk and dairy category in Mexico. In summary, our operators' proven capabilities provide us with the flexibility to continue delivering positive results, while building for the future of our business—positioning our company to capture the opportunities that we see ahead in the industry and to generate incremental value for our shareholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

July 24, 2012	Page 10

CONSOLIDATED RESULTS

Our reported total revenues increased 27.9% to Ps. 36,295 million in the second quarter of 2012, compared to the second quarter of 2011 as a result of double-digit total revenue growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations(1). Excluding the recently integrated territories in Mexico, total revenues grew 16.5%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues grew 12.3%, driven by average price per unit case growth in every territory and volume growth mainly in Venezuela, Argentina and Brazil.

Total sales volume increased 15.7% to reach 770.0 million unit cases in the second quarter of 2012 as compared to the same period in 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes remained flat at 664.0 million unit cases. On the same basis, the still beverage category grew 12%, mainly driven by the introduction of the Jugos del Valle line of business in Venezuela, the performance of the Jugos del Valle line in Mexico and Brazil and the launch of Fuze Tea in most of our territories. Our sparkling beverage category remained flat while our bottled water portfolio, including bulk water, declined 6%.

Our reported gross profit increased 28.1% to Ps. 16,702 million in the second quarter of 2012, as compared to the second quarter of 2011. Reported cost of goods sold increased 27.7%, mainly as a result of increased cost of high fructose corn syrup (HFCS) in Mexico and Argentina in combination with the depreciation of the average exchange rate of the Brazilian real(2) and the Mexican peso(2) and certain other operating currencies(2) as applied to our U.S. dollar-denominated raw material costs; which were offset by lower PET prices in most of our territories and lower sugar prices in our South America division. Reported gross margin reached 46.0%, an expansion of 10 basis points as compared to the second quarter of 2011.

Our reported operating income increased 7.8% to Ps. 4,714 million in the second quarter of 2012, driven by double-digit operating income growth in the South America division, and including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. Our reported operating margin reached 13.0% in the second quarter of 2012, as compared with 15.4% in the same period of 2011. Excluding the integration of the recently merged territories in Mexico, operating income remained flat. On the same basis, operating expenses increased in the second quarter of 2012, mainly as a result of (i) higher labor costs in Venezuela in combination with higher labor and freight costs in Argentina and higher freight costs in Brazil, (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across our territories and the depreciation associated with these investments, (iii) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and (iv) certain investments related, among others, to the development of new lines of business.

During the second quarter of 2012, we recorded an expense of Ps. 469 million in the other non-operative expenses, net line. This expense mainly reflects a one-time provision related to a change in labor law in Venezuela.

Our comprehensive financing result in the second quarter of 2012 recorded an expense of Ps. 478 million as compared to an expense of Ps. 318 million in the same period of 2011. This difference was mainly driven by a higher interest expense, net.

During the second quarter of 2012, income tax, as a percentage of income before taxes, was 24.2% as compared to 28.7% in the same period of 2011. The lower effective tax rate registered during the quarter, resulted from a tax shield related to interests on capital, included in a dividend declared by our Brazilian subsidiary.

Our reported consolidated net controlling interest income reached Ps. 2,713 million in the second quarter of 2012. Earnings per share (EPS) in the second quarter of 2012 were Ps. 1.35 (Ps. 13.47 per ADS) computed on the basis of 2,014.2 million shares(3) (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012

(2) See page 12 for average and end of period exchange rates for the second quarter of 2012 and first six months

(3) According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

July 24, 2012	Page 11

BALANCE SHEET

As of June 30, 2012, we had a cash balance of Ps. 9,192 million, including US$ 259 million denominated in U.S. dollars, a decrease of Ps. 2,981 million compared to December 31, 2011. This difference was mainly driven by the payment at maturity of one of our Certificados Bursátiles in the amount of Ps. 3,000 million during March, 2012 and the payment of our dividend in the amount of Ps. 5,625 million during May, 2012; net of the cash generated by our operations and debt assumed during the quarter.

As of June 30, 2012, total short-term debt was Ps. 1,869 million and long-term debt was Ps. 19,320 million. Total debt decreased by Ps. 1,328 million, compared to year end 2011. Net debt increased Ps. 1,653 million compared to year end 2011. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 715 million.(1) This debt balance includes US$ 200 million in U.S. dollar-denominated bilateral bank loans assumed during the second quarter.

The weighted average cost of debt for the quarter was 6.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2012.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	45.0%	30.0%
U.S. dollars	45.9%	9.4%
Colombian pesos	4.7%	80.0%
Brazilian reals	0.4%	0.0%
Argentine pesos	3.9%	22.3%
(1)	After giving effect to cross-currency swaps and interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

The weighted average life of our debt profile is 4.8 years.

Maturity Date	2012	2013	2014	2015	2016	2017 +
% of Total Debt	5.3%	5.6%	19.9%	13.4%	11.8%	44.0%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis, whereas the balance sheet included on page 9 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with International Financial Reporting Standards. For more detailed information about our consolidated cash flow statement, please refer to the cash flow contained in our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of June 30, 2012
Jun-12
Ps.
Income before taxes	7,978
Non cash charges to net income	3,542
11,520
Change in working capital	(1,810)
Resources Generated by Operating Activities	9,710
Investments	(4,244)
Debt increase	(1,370)
Dividends declared and paid	(5,584)
Other	(1,037)
Increase in cash and cash equivalents	(2,525)
Cash, cash equivalents and marketable securities at begining of period	12,173
Translation Effect	(456)
Cash, cash equivalents and marketable securities at end of period	9,192

July 24, 2012	Page 12

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Coca-Cola FEMSA is including the results of Grupo Tampico as of October 2011, Grupo CIMSA as of December 2011and Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

Revenues

Reported total revenues from our Mexico and Central America division increased 30.2% to Ps. 17,613 million in the second quarter of 2012, as compared to the same period in 2011, supported by the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations(1). Excluding the recently integrated territories in Mexico, total revenues grew 6.2%. On the same basis, increased average price per unit case, mainly reflecting selective price increases across our product portfolio, implemented over the past several months, accounted for the majority of incremental total revenues. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 4.3%.

Reported total sales volume increased 25.4% to 504.3 million unit cases in the second quarter of 2012, as compared to the second quarter of 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes declined 1.0% to 398.3 million unit cases. On the same basis, still beverages grew 6% mainly driven by the Jugos del Valle line of products, the successful launch of the Fuze Tea brand in Mexico, Costa Rica and Panama and the performance of the Estrella Azul portfolio in Panama. The sparkling beverage category grew close to 1%. Growth in these categories was offset by an 8% decline in our bottled water portfolio, including bulk water.

Operating Income

Our reported gross profit increased 25.4% to Ps. 8,359 million in the second quarter of 2012 as compared to the same period in 2011. Reported cost of goods sold increased 34.8% as a result of higher HFCS costs in Mexico in combination with the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs; which were partially offset by lower PET prices in the division. Reported gross margin reached 47.5% in the second quarter of 2012, as compared with 49.3% in the same period of the previous year.

Reported operating income increased 4.6% to Ps. 2,656 million in the second quarter of 2012, compared to Ps. 2,538 million in the same period of 2011. Our reported operating margin was 15.1% in the second quarter of 2012, as compared with 18.8% in the same period of 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, operating income declined 9.6%. On the same basis, operating expenses increased mainly as a result of (i) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models, (ii) continued marketing investments across the division and the depreciation expenses resulting from investments in coolers and the reinforcement of our returnable base and (iii) certain investments related to the development of new lines of business.

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012

(2) See page 12 for average and end of period exchange rates for the second quarter of 2012 and first six months

July 24, 2012	Page 13

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 18,682 million in the second quarter of 2012, an increase of 25.8% as compared to the same period of 2011 mainly as a result of double-digit total revenue growth in Venezuela, Argentina and Colombia. Excluding beer, which accounted for Ps. 961 million during the quarter, revenues increased 26.5% to Ps. 17,721 million. Excluding beer, higher average prices per unit case across our operations accounted for more than 95% of incremental revenues and volume growth in Venezuela, Argentina and Brazil contributed the balance. On a currency neutral basis, total revenues increased 19.5%.

Reported total sales volume in our South America division increased 0.9% to 265.7 million unit cases in the second quarter of 2012 as compared to the same period of 2011, as a result of volume growth in Venezuela, Argentina and Brazil, which compensated for the volume decline in Colombia. The still beverage category grew 21%, mainly driven by the introduction of the Jugos del Valle line of business in Venezuela and its continued success in Brazil, alongside the launch of Fuze Tea in Venezuela and Colombia. Our water portfolio, including bulk water, grew 2% and our sparkling beverage category remained flat.

Operating Income

Reported gross profit reached Ps. 8,343 million, an increase of 30.9% in the second quarter of 2012, as compared to the same period of 2011. Reported cost of goods sold increased 21.9%. Lower cost of PET in most of the territories and lower cost of sugar in the division, was partially offset by the depreciation of the average exchange rate of the Brazilian real(1) and the Argentine peso(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 44.7% in the second quarter of 2012, an expansion of 180 basis points as compared to the same period of 2011.

Our reported operating income increased 12.2% to Ps. 2,058 million in the second quarter of 2012, compared to the same period of 2011. Reported operating expenses increased 38.8%, mainly as a result of (i) higher labor costs in Venezuela in combination with higher labor and freight costs in Argentina and higher freight costs in Brazil and (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division and the depreciation associated with these investments. Our reported operating margin was 11.0% in the second quarter of 2012 as compared with 12.4% in the same period of 2011.

(1) See page 12 for average and end of period exchange rates for the second quarter of 2012 and first six months

July 24, 2012	Page 14

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 29.4% to Ps. 70,356 million in the first six months of 2012, as compared to the same period of 2011, as a result of double-digit total revenue growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations.(1) Excluding the recently integrated territories in Mexico, total revenues grew 19.5%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 14.9% in the first half of 2012.

Total sales volume increased 15.9% to 1,473.1 million unit cases in the first six months of 2012, as compared to the same period in 2011. Excluding the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes grew 2.1% to 1,297.3 million unit cases. On the same basis, the sparkling beverage category grew 2%, driven by a 2% growth of the Coca-Cola brand and a 5% growth in flavored sparkling beverages. The still beverage category grew 12%, mainly driven by the performance of the Jugos del Valle line of business across our territories. These increases more than compensated for a 3% decline in our bottled water portfolio, including bulk water.

Our gross profit increased 29.1% to Ps. 32,165 million in the first six months of 2012, as compared to the same period of 2011. Cost of goods sold increased 29.5% mainly as a result of higher sweetener costs in the majority of our operations, in addition to the depreciation of the Brazilian real,(1) the Mexican peso(1) and the Argentine peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin remained flat at 45.7% for the first six months of 2012 as compared to the same period of 2011.

Our consolidated operating income increased 10.8% to Ps. 9,093 million in the first six months of 2012, as compared to the same period of 2011, mainly driven by double-digit operating income growth in our South America division and the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. Our reported operating margin was 12.9% for the first six months of 2012, as compared to 15.1% in the same period of 2011. Excluding the integration of the recently merged territories in Mexico, operating income grew 4.1%. On the same basis, operating expenses increased, mainly as a result of (i) higher labor costs in Venezuela, in combination with higher labor and freight costs in Argentina and higher freight costs in Brazil, (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across our territories and the depreciation associated with these investments, (iii) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and (iv) certain investments related, among others, to the development of new lines of business.

Our consolidated net controlling interest income increased 8.8% to Ps. 5,393 million in the first six months of 2012 as compared to the same period of 2011. Earnings per share (EPS) in the first six months of 2012 were Ps. 2.70 (Ps. 26.97 per ADS) computed on the basis of 1,999.8 million shares(3) outstanding (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012

(2) See page 12 for average and end of period exchange rates for the second quarter of 2012 and first six months.

(3) According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

July 24, 2012	Page 15

RECENT DEVELOPMENTS

•	On May 7, 2012, Coca-Cola FEMSA and Grupo Fomento Queretano and its shareholders announced the successful merger of Grupo Fomento Queretano’s beverage division with Coca-Cola FEMSA. This transaction received all necessary approvals, including the approval of the Comisión Federal de Competencia, the Mexican antitrust authority, and The Coca-Cola Company. Subsequently, Coca-Cola FEMSA held an extraordinary shareholders meeting on May 4, 2012, at which the Company’s shareholders approved this merger. Our Mexican operations include Grupo Fomento Queretano’s results as of May, 2012.

•	On July 11, 2012, Jugos del Valle, which is jointly owned by The Coca-Cola Company and the Coca-Cola bottling system, received regulatory approval to acquire Santa Clara, one of the leading players in milk, ice cream and dairy related products in Mexico. This will allow the Coca-Cola bottling system to reinforce its portfolio of non-carbonated beverages.

CONFERENCE CALL INFORMATION

Our second-quarter 2012 Conference Call will be held on July 24, 2012, at 05:00 P.M. Eastern Time (04:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through July 30, 2012. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 72332505.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 37 bottling facilities in Latin America and serves close to 1,800,000 retailers in the region.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

July 24, 2012	Page 16

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 12	% Rev	2Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)	YTD 12	% Rev	YTD 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	770.0		665.6		15.7%	-0.2%	1,473.1		1,270.5		15.9%	2.1%
Average price per unit case (2)	45.66		41.19		10.8%	16.8%	46.16		41.25		11.9%	17.2%
Net revenues	36,119		28,267		27.8%		69,934		54,140		29.2%
Other operating revenues	176		121		45.5%		422		250		68.8%
Total revenues	36,295	100%	28,388	100%	27.9%	16.5%	70,356	100%	54,390	100%	29.4%	19.5%
Cost of goods sold	19,593	54.0%	15,348	54.1%	27.7%		38,191	54.3%	29,481	54.2%	29.5%
Gross profit	16,702	46.0%	13,040	45.9%	28.1%		32,165	45.7%	24,909	45.8%	29.1%
Operating expenses	11,937	32.9%	8,632	30.4%	38.3%		23,083	32.8%	16,663	30.6%	38.5%
Other operative expenses, net	51	0.1%	35	0.1%	45.7%		(11)	0.0%	39	0.1%	-128.2%
Operating income (3)	4,714	13.0%	4,373	15.4%	7.8%	-0.5%	9,093	12.9%	8,207	15.1%	10.8%	4.1%
Other non operative expenses, net	469		59		694.9%		499		102		389.2%
Interest expense	433		401		8.0%		920		743		23.8%
Interest income	96		146		-34.2%		202		240		-15.8%
Interest expense, net	337		255		32.2%		718		503		42.7%
Foreign exchange (gain) loss	127		68		86.8%		(75)		81		-192.6%
Gain on monetary position in Inflationary subsidiaries	(6)		(18)		-66.7%		(15)		(22)		-31.8%
Market value gain on ineffective portion of
derivative instruments	20		13		53.8%		(12)		(47)		-74.5%
Comprehensive financing result	478		318		50.3%		616		515		19.6%
Income before taxes	3,767		3,996		-5.7%		7,978		7,590		5.1%
Income taxes	913		1,147		-20.4%		2,334		2,414		-3.3%
Consolidated net income	2,854		2,849		0.2%		5,644		5,176		9.0%
Net controlling interest income	2,713	7.5%	2,749	9.7%	-1.3%		5,393	7.7%	4,958	9.1%	8.8%
Net non-controlling interest income	141		100		41.0%		251		218		15.1%
Operating income (3)	4,714	13.0%	4,373	15.4%	7.8%	-0.5%	9,093	12.9%	8,207	15.1%	10.8%	4.1%
Depreciation	1,230		904		36.1%		2,444		1,755		39.3%
Amortization and other operative non-cash charges	365		107		241.1%		532		182		192.3%
Operative cash flow (3)(4)	6,309	17.4%	5,384	19.0%	17.2%	7.0%	12,069	17.2%	10,144	18.7%	19.0%	10.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
As of October 2011, we integrated Grupo Tampico in the operations of Mexico.
As of December 2011, we integrated Grupo CIMSA in the operations of Mexico.
As of May 2012, we integrated Grupo Fomento Queretano in the operations of Mexico.

(5)   Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

July 24, 2012	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Jun 12		Dec 11
Current Assets
Cash, cash equivalents and marketable securities	Ps.	9,192	Ps.	12,173
Total accounts receivable		6,935		8,631
Inventories		7,803		7,549
Other current assets		5,004		3,685
Total current assets		28,934		32,038
Property, plant and equipment
Property, plant and equipment		68,550		64,514
Accumulated depreciation		(29,327)		(26,703)
Total property, plant and equipment, net		39,223		37,811
Other non-current assets		76,447		70,467
Total Assets	Ps.	144,604	Ps.	140,316

Liabilities and Equity		Jun 12		Dec 11
Current Liabilities
Short-term bank loans and notes	Ps.	1,869	Ps.	5,541
Suppliers		11,605		11,852
Other current liabilities		8,789		7,697
Total Current Liabilities		22,263		25,090
Long-term bank loans		19,320		16,976
Other long-term liabilities		5,147		5,354
Total Liabilities		46,730		47,420
Equity
Non-controlling interest		2,795		3,053
Total controlling interest		95,079		89,843
Total equity		97,874		92,896
Liabilities and Equity	Ps.	144,604	Ps.	140,316

July 24, 2012	Page 18

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q 12	% Rev	2Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)	YTD 12	% Rev	YTD 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	504.3		402.2		25.4%	-1.0%	916.8		733.9		24.9%	1.0%
Average price per unit case	34.72		33.55		3.5%	7.1%	34.77		33.51		3.8%	7.1%
Net revenues	17,507		13,494		29.7%		31,873		24,591		29.6%
Other operating revenues	106		38		178.9%		213		59		261.0%
Total revenues	17,613	100.0%	13,532	100.0%	30.2%	6.2%	32,086	100.0%	24,650	100.0%	30.2%	8.5%
Cost of goods sold	9,254	52.5%	6,865	50.7%	34.8%		16,934	52.8%	12,662	51.4%	33.7%
Gross profit	8,359	47.5%	6,667	49.3%	25.4%		15,152	47.2%	11,988	48.6%	26.4%
Operating expenses	5,657	32.1%	4,106	30.3%	37.8%		10,578	33.0%	7,764	31.5%	36.2%
Other operative expenses, net	46	0.3%	23	0.2%	100.0%		37	0.1%	14	0.1%	164.3%
Operating income (2)	2,656	15.1%	2,538	18.8%	4.6%	-9.6%	4,537	14.1%	4,210	17.1%	7.8%	-4.9%
Depreciation, amortization & other operative non-cash charges	851	4.8%	499	3.7%	70.5%		1,487	4.6%	941	3.8%	58.0%
Operative cash flow (2)(3)	3,507	19.9%	3,037	22.4%	15.5%	-2.5%	6,024	18.8%	5,151	20.9%	16.9%	0.5%

(1) Except volume and average price per unit case figures.
(2) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of October 2011, we integrated Grupo Tampico in the operations of Mexico.
As of December 2011, we integrated Grupo CIMSA in the operations of Mexico.
As of May 2012, we integrated Grupo Fomento Queretano in the operations of Mexico.

(4)   Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

South America Division
Expressed in millions of Mexican pesos(1)

	2Q 12	% Rev	2Q 11	% Rev	Reported Δ%	YTD 12	% Rev	YTD 11	% Rev	Reported Δ%
Volume (million unit cases) (2)	265.7		263.4		0.9%	556.3		536.6		3.7%
Average price per unit case (2)	66.43		52.86		25.7%	64.93		51.85		25.2%
Net revenues	18,612		14,773		26.0%	38,061		29,549		28.8%
Other operating revenues	70		83		-15.7%	209		191		9.4%
Total revenues	18,682	100.0%	14,856	100.0%	25.8%	38,270	100.0%	29,740	100.0%	28.7%
Cost of goods sold	10,339	55.3%	8,483	57.1%	21.9%	21,257	55.5%	16,819	56.6%	26.4%
Gross profit	8,343	44.7%	6,373	42.9%	30.9%	17,013	44.5%	12,921	43.4%	31.7%
Operating expenses	6,280	33.6%	4,526	30.5%	38.8%	12,505	32.7%	8,899	29.9%	40.5%
Other operative expenses, net	5	0.0%	12	0.1%	-58.3%	(48)	-0.1%	25	0.1%	-292.0%
Operating income (3)	2,058	11.0%	1,835	12.4%	12.2%	4,556	11.9%	3,997	13.4%	14.0%
Depreciation, amortization & other operative non-cash charges	744	4.0%	512	3.4%	45.3%	1,489	3.9%	996	3.3%	49.5%
Operative cash flow (3)(4)	2,802	15.0%	2,347	15.8%	19.4%	6,045	15.8%	4,993	16.8%	21.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

July 24, 2012	Page 19

SELECTED INFORMATION

For the three months ended June 30, 2012 and 2011

Expressed in millions of Mexican pesos.

	2Q 12		2Q 11
Capex	1,968.6	Capex	1,813.7
Depreciation	1,230.0	Depreciation	904.0
Amortization & Other non-cash charges	365.0	Amortization & Other non-cash charges	107.0

VOLUME
Expressed in million unit cases

	2Q 12					2Q 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	330.8	25.2	86.6	24.0	466.6	264.5	21.0	61.7	18.1	365.3
Central America	32.1	1.9	0.1	3.6	37.7	31.7	1.7	0.1	3.4	36.9
Mexico y Central America	362.9	27.1	86.7	27.6	504.3	296.2	22.7	61.8	21.5	402.2
Colombia	44.9	5.1	6.5	4.0	60.5	47.8	5.4	7.0	4.2	64.4
Venezuela	43.1	2.2	0.5	3.4	49.2	42.4	2.0	0.5	1.2	46.1
Brazil	97.7	5.3	0.6	5.6	109.2	97.5	4.6	0.5	5.0	107.6
Argentina	42.1	2.6	0.2	1.9	46.8	40.8	2.4	0.2	1.9	45.3
Sudamerica	227.8	15.2	7.8	14.9	265.7	228.5	14.4	8.2	12.3	263.4
Total	590.7	42.3	94.5	42.5	770.0	524.7	37.1	70.0	33.8	665.6

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the second quarter 2012 results includes Grupo Tampico´s, Grupo CIMSA’s and Grupo Fomento Queretano’s results, accounting for 106.0 million unit cases, of which 61.4% is Sparkling Beverages, 12.3% is Water, 21.8% is Bulk Water and 4.5% is Still Beverages.

SELECTED INFORMATION

For the six months ended June 30, 2012 and 2011

Expressed in millions of Mexican pesos.

	YTD 12		YTD 11
Capex	3,243.3	Capex	2,446.5
Depreciation	2,444.0	Depreciation	1,755.0
Amortization & Other non-cash charges	532.0	Amortization & Other non-cash charges	182.0

VOLUME
Expressed in million unit cases

	YTD 12					YTD 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	599.6	44.8	153.7	44.0	842.1	482.4	35.4	110.8	34.4	663.0
Central America	63.6	3.9	0.2	7.0	74.7	60.5	3.8	0.2	6.4	70.9
Mexico y Central America	663.2	48.7	153.9	51.0	916.8	542.9	39.2	111.0	40.8	733.9
Colombia	89.5	10.2	13.3	8.0	121.0	91.0	10.4	13.8	8.2	123.4
Venezuela	87.0	4.1	0.9	6.1	98.1	78.0	3.7	1.0	1.9	84.6
Brazil	205.9	12.2	1.5	11.5	231.1	207.0	11.1	1.3	10.4	229.8
Argentina	94.9	6.4	0.4	4.4	106.1	89.0	5.7	0.4	3.7	98.8
Sudamerica	477.3	32.9	16.1	30.0	556.3	465.0	30.9	16.5	24.2	536.6
Total	1,140.5	81.6	170.0	81.0	1,473.1	1,007.9	70.1	127.5	65.0	1,270.5

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first half of 2012 results includes Grupo Tampico´s, Grupo CIMSA’s and Grupo Fomento Queretano’s results, accounting for 175.8 million unit cases, of which 61.8% is Sparkling Beverages, 9.7% is Water, 24.0% is Bulk Water and 4.5% is Still Beverages.

July 24, 2012	Page 20

June 2012
Macroeconomic Information

	Inflation (1)
	LTM	2Q 2012	YTD

Mexico	4.34%	-0.17%	0.80%
Colombia	3.19%	0.53%	2.00%
Venezuela	21.33%	3.82%	7.49%
Brazil	4.92%	1.08%	2.32%
Argentina	9.90%	2.38%	5.06%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 12	2Q 11	Δ%	YTD 12	YTD 11	Δ%

Mexico	13.5134	11.7364	15.1%	13.2649	11.9098	11.4%
Guatemala	7.7903	7.6891	1.3%	7.7828	7.7598	0.3%
Nicaragua	23.4003	22.2841	5.0%	23.2592	22.1501	5.0%
Costa Rica	508.9305	508.2812	0.1%	512.1133	508.3342	0.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,786.9930	1,797.8340	-0.6%	1,793.8324	1,837.4608	-2.4%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.3000	0.0%
Brazil	1.9633	1.5956	23.0%	1.8656	1.6315	14.3%
Argentina	4.4487	4.0818	9.0%	4.3949	4.0477	8.6%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Jun 12	Jun 11	Δ%

Mexico	13.6530	11.8389	15.3%
Guatemala	7.8461	7.7702	1.0%
Nicaragua	23.5409	22.4184	5.0%
Costa Rica	503.8500	509.5700	-1.1%
Panama	1.0000	1.0000	0.0%
Colombia	1,784.6000	1,780.1600	0.2%
Venezuela	4.3000	4.3000	0.0%
Brazil	2.0213	1.5611	29.5%
Argentina	4.5270	4.1100	10.1%

July 24, 2012	Page 21